UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Further to the notice of annual and extraordinary shareholders’ meeting filed with the Securities and Exchange Commission on November 6, 2025, and as amended on November 20, 2025 and December 16, 2025, ZIM Integrated Shipping Services Ltd. (the “Company”) hereby announces that at the annual and extraordinary shareholders’ meeting held on (December 26, 2025) at the offices of the Company, shareholders holding 38,120,799 Company shares, or 31.65% of the Company’s outstanding ordinary shares, were present.

Since the number of the Company ordinary shares present at the meeting was lower than the quorum required under the Company’s articles of association (at least two shareholders holding 33.333%), pursuant to the Company’s articles of association, an adjourned shareholders meeting will be held on January 2, 2026, at 11:00 a.m. (Israel time), at the offices of the Company at 9 Andrei Sakharov Street, Haifa, Israel. During the adjourned meeting, the business for which the original meeting was convened, will be discussed. At the adjourned meeting, in accordance with the Company’s articles of association, a single shareholder, at least, (without reference to the number of shares that he or she holds) present personally or by proxy, will constitute a quorum. ZIM shareholders as of the record date for participating in the meeting (November 17, 2025) may cast their votes for the adjourned meeting, provided that the proxy card/s submitted by such shareholders are received by the Company on or before January 2, 2026, at 07:00 a.m. (Israel time).

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP, General Counsel and Corporate Secretary

Date: December 29, 2025